EXHIBIT 10(j)

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

ACADIA POWER PARTNERS, LLC

This Third Amended and Restated Limited Liability Company Agreement (this "Agreement") of Acadia Power Partners, LLC, a Delaware limited liability company (the "Company"), is made as of February 23, 2010 ("Restatement Date"), by Cajun Gas Energy, L.L.C., a Delaware limited liability company ("Cajun"), as the sole member (the "Member") of the Company.

WHEREAS, Cajun and Acadia Power Holdings, LLC, a Louisiana limited liability company ("Acadia Holdings") are parties to the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 9, 2003 (the "Amended and Restated Agreement"), as amended by the First Amendment to Second Amended and Restated Limited Liability Company Agreement dated as of August 9, 2005 (the "First Amendment"), the Second Amendment to Second Amended and Restated Limited Liability Company Agreement dated as of April 23, 2007 (the "Second Amendment") and the Third Amendment to Second Amended and Restated Limited Liability Company Agreement dated as of July 30, 2009 (the "Third Amendment" and together with the First Amendment, the Second Amendment and the Amended and Restated Agreement, the "Existing Agreement");

WHEREAS, prior to the Restatement Date, the Company owned a nominal 1000MW (tested to 1160MW) gas-fired, combined-cycle electric generating facility including all equipment, electrical transformers, pipelines, water handling and electrical interconnection facilities (including water discharge facilities and pond and water injection facilities) and related assets located near Eunice in Acadia Parish, Louisiana (the "Facility");

WHEREAS, on the terms and subject to the conditions set forth in the Master Reorganization and Redemption Agreement, dated as of July 30, 2009, by and among the Company, Cleco Corporation, a Louisiana corporation, and Cleco Power LLC, a Louisiana limited liability company (as amended by the first amendment letter agreement, dated as of August 24, 2009, as further amended by the Second Amendment to the Master Reorganization and Redemption Agreement, dated as of October 26, 2009, and as further amended by the letter agreement, dated as of December 3, 2009) (as amended, the "MRAA"), the parties thereto effected a reorganization in which the Company formed Power Block 1, LLC, a Louisiana limited liability company and a wholly owned subsidiary ("Power Block LLC") and assigned to Power Block LLC, on the Restatement Date, (i) certain facilities, contracts and other assets and liabilities comprising and relating to Power Block One, one of the Facility's two 2x1 gas-fired combined-cycle power blocks, and certain real property (and associated real property rights and interests) underlying such facilities, (ii) an undivided 50% ownership interest in certain facilities, contracts and other assets and liabilities commonly relating to the ownership and operation of the Facility, and certain real property (and associated real property rights and interests) underlying such facilities, and (iii) an undivided 50% ownership interest in certain facilities, contracts and other assets and liabilities and real property rights and interests of Acadia Partners Pipeline,

LLC, a Louisiana limited liability company and a wholly owned subsidiary of the Company (collectively, the "Contributions");

WHEREAS, on the terms and subject to the conditions set forth in the MRRA, on the Restatement Date, the Company distributed its ownership interests in Power Block LLC to Acadia Holdings in exchange for the complete redemption by the Company of Acadia Holdings' then 50% ownership interest in the Company under the Existing Agreement (the "Redemption");

WHEREAS, as a result of the Contributions and Redemption, on the Restatement Date, Cajun owns 100% of the ownership interest in the Company; and

WHEREAS, Cajun hereby desires to enter into this Third Amended and Restated Limited Liability Company Agreement as the sole Member of the Company to amend and restate the Existing Agreement in its entirety;

NOW, THEREFORE, the sole Member does hereby stipulate as follows:

1.   Formation. The Company was formed as a limited liability company under the laws of the State of Delaware on October 13, 1999, by the filing with the Secretary of State of Delaware of the Certificate of Formation under and pursuant to the Delaware Act.

2.   Name. The name of the Company shall be "Acadia Power Partners, LLC".

3.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.   Purpose. The purpose of the Company shall be, directly or indirectly through subsidiaries or affiliates, to engage in any lawful activity permitted by the Act or the laws of any jurisdiction in which the Company may do business.

5.   Member.

(a) The sole Member of the Company is Cajun Gas Energy, L.L.C., which owns all of the membership and equity interest in the Company.

(b) The Member may agree from time to time to admit a Person as an additional Member of the Company. Except as provided in Section 8, such admission shall be effective upon the written agreement of such Person to be bound by the terms of this Agreement. Upon such admission, all references herein to "Member" or "Members" shall also be a reference to such Person. For purposes of this Agreement, a "Person" shall mean any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, governmental authority or any other form of entity.

6.   Offices.

(a) The principal place of business and office of the Company shall be located at

2030 Donahue Ferry Road, Pineville, Louisiana, or at such place as the Member may designate.

(b) The address of the registered office of the Company in the State of Delaware shall be c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be Corporation Service Company at the same address.

7.	Term. The term of the Company commenced on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 12 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8.	Management of the Company. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of the Company and, in general, all powers permitted to be exercised by a managing member under the laws of the State of Delaware. The Member may appoint, employ or otherwise contract with any persons or entities for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Member may delegate to any such person or entity such authority to act on behalf of the Company as the Member may from time to time deem appropriate. Any decision or action to be taken by the Company shall require the prior approval of the sole Member.

9.	Capital Contributions. The Member shall make capital contributions to the Company in such amounts and at such times as it determines in its sole and absolute discretion are necessary in furtherance of the Company's purposes.

10.	Resignation. The Member shall not resign from the Company except upon the transfer of all of its interest in the Company or the concurrent dissolution of the Company.

11.	Distributions. The Member may receive distributions in cash or in kind in such amounts and at such times as it shall determine in its sole and absolute discretion, subject to the requirements of Section 18-607 of the Act and other applicable law.

12.	Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(i)	occurrence of an event with respect to the Member causing a dissolution of the Company under Section 18-801 of the Act;

(ii)	the resignation of the Member pursuant to Section 10 of this Agreement; or

(iii)	the entry of a decree of judicial dissolution under Section 18-802 of the

Act.

13.   Membership. The Member's ownership/membership interest will be reflected on the books of the Company. Membership certificates will not be issued.

14.   New Members. The Member may assign in whole or in part its membership interest. If the Member transfers part of its membership interest, the transferee shall be admitted to the Company as a new member effective upon the effectiveness of the executed agreement by which the transferee accepts the membership interest.

15.   Amendments. This Agreement may be amended only upon the written agreement of the Member and all other persons, if any, who are then members of the Company.

16.   Miscellaneous. The Member shall have no liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act. This Agreement shall be governed by, and construed under, the laws of the State of Delaware without regard to principles of conflicts of laws thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

CAJUN GAS ENERGY, L.L.C., as sole member

By: /s/ William K. Johnson
Name: William K. Johnson
Title: Chairman – Cajun Management Committee